# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STITCH FIX, INC., CIK 0001576942
CUSIP: 860897107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, SUITE 1100, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001576942-24-000009
Filed by CIK 0001661964

## Reporting persons
- Katrina Lake: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,305,038; shared voting power 0; sole dispositive power 9,305,038; shared dispositive power 0; aggregate amount beneficially owned 9,305,038 (8.3% of the class)
  Comment: The shares held by Katrina Lake consist of (i) 8,216,888 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is the trustee, (ii) 101,205 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is a co-trustee, (iii) 443,248 shares of Class A common stock issuable under outstanding options exercisable within 60 days of December 31, 2024, and (iv) 543,697 shares of Class B common stock issuable under outstanding options exercisable within 60 days of December 31, 2024. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation, including certain transfers. The percent of class in Row 11 was calculated on an as-converted basis based on 121,818,508 shares of Class A common stock as of December 31, 2024. The percentage reported does not reflect the ten for one voting power of the Class B common stock. See also Item 4.
- Katrina M. Lake Revocable Trust dated May 23, 2016: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 8,216,888; shared voting power 0; sole dispositive power 8,216,888; shared dispositive power 0; aggregate amount beneficially owned 8,216,888 (7.3% of the class)
  Comment: Reference is made to the comment for type of Reporting Person of Katrina Lake. Ms. Lake retains sole voting and dispositive power over these shares. The percent of class in Row 11 was calculated on an as-converted basis based on 120,730,358 shares of Class A common stock as of December 31, 2024. The percentage reported does not reflect the ten for one voting power of the Class B common stock. See also Item 4.
- John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 101,205; shared voting power 0; sole dispositive power 101,205; shared dispositive power 0; aggregate amount beneficially owned 101,205 (0.1% of the class)
  Comment: Reference is made to the comment for type of Reporting Person of Katrina Lake. Ms. Lake retains sole voting and dispositive power over these shares. The percent of class in Row 11 was calculated on an as-converted basis based on 112,614,675 shares of Class A common stock as of December 31, 2024. The percentage reported does not reflect the ten for one voting power of the Class B common stock. See also Item 4.

## Item 1. Issuer
Name of issuer: STITCH FIX, INC.
Address of issuer's principal executive offices: 1 MONTGOMERY STREET, SUITE 1100, SAN FRANCISCO, CA, 94104.

## Item 2. Person Filing
Name of person filing:
Katrina Lake
Katrina M. Lake Revocable Trust dated May 23, 2016 ("Lake Trust")
John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016 ("Clifford/Lake Trust")
Address of principal business office or, if none, residence:
c/o Stitch Fix, Inc.
1 Montgomery Street
Suite 1100
San Francisco, CA 94104
Citizenship:
Katrina Lake USA
Lake Trust California
Clifford/Lake Trust California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

The number of shares beneficially owned by each Reporting Person consists of (i) 8,216,888 shares of Class B common stock held by the Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is the trustee, (ii) 101,205 shares of Class B common stock held by the John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016, of which Ms. Lake is a co-trustee, (iii) 443,248 shares of Class A common stock issuable under outstanding options exercisable within 60 days of December 31, 2024, and (iv) 543,697 shares of Class B common stock issuable under outstanding options exercisable within 60 days of December 31, 2024.
Percent of class:
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.

Katrina Lake: The percent of class was calculated based on 121,818,508 shares of Class A common stock (assuming the conversion of the 8,318,093 shares of Class B Common Stock held by Ms. Lake and that the 443,248 shares of Class A common stock and 543,697 shares of Class B common stock underlying stock options referred in footnote (1) above are deemed outstanding) as of December 31, 2024. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 7.6%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 9,305,038 shares of Class A and Class B common stock held by Ms. Lake represent 32.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2024 (assuming that the 443,248 shares of Class A common stock and 543,697 shares of Class B common stock underlying stock options referred in footnote (1) above are deemed outstanding).

Lake Trust: The percent of class was calculated based on 120,730,358 shares of Class A common stock (assuming the conversion of the 8,216,888 shares of Class B Common Stock held by the Lake Trust) as of December 31, 2024. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 6.8%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 8,216,888 shares of Class B common stock held by the Lake Trust represent 29.9% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2024.

Clifford/Lake Trust: The percent of class was calculated based on 112,614,675 shares of Class A common stock (assuming the conversion of the 101,205 shares of Class B Common Stock held by the Clifford/Lake Trust) as of December 31, 2024. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.1%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 101,205 shares of Class A and Class B common stock held by the Clifford/Lake Trust represent 0.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2024.
Sole power to vote or to direct the vote: See Row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Katrina Lake: /s/ Katrina Lake, Katrina Lake (02/13/2025)
- Katrina M. Lake Revocable Trust dated May 23, 2016: /s/ Katrina Lake, Trustee (02/13/2025)
- John C. Clifford and Katrina M. Lake Revocable Trust dated May 23, 2016: /s/ Katrina Lake, Co-Trustee (02/13/2025)